UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Schmitt Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

806870200

(CUSIP Number)

Michael r. zapata

sententia capital management, llc

745 Fifth Avenue, 14th Floor

New York, New York 10151

(212) 851-3488

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806870200

1	NAME OF REPORTING PERSON

SENTENTIA GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		299,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

299,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 806870200

1	NAME OF REPORTING PERSON

SENTENTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		299,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

299,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 806870200

1	NAME OF REPORTING PERSON

MICHAEL R. ZAPATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		299,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

299,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 806870200

1	NAME OF REPORTING PERSON

ANDREW P. HINES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 806870200

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)Sententia Group, LP, a Delaware limited partnership (“Sententia Group”), with respect to the Shares directly and beneficially owned by it;

(ii)Sententia Capital Management, LLC, a New York limited liability company (“Sententia Capital”), as the general partner of Sententia Group;

(iii)Michael R. Zapata, as the Managing Member of Sententia Capital and as a nominee for the Board of Directors of the Issuer (the “Board”); and

(iv)Andrew P. Hines, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Sententia Group, Sententia Capital and Mr. Zapata is 745 Fifth Avenue, 14th Floor, New York, New York 10151. The address of the principal office of Mr. Hines is 28 Stoneleigh Park, Westfield, NJ 07090.

(c)The principal business of each of Sententia Group and Sententia Capital is investing in securities. The principal occupation of Mr. Zapata is serving as the Founder and Managing Member of Sententia Capital. The principal occupation of Mr. Hines is serving as the Principal of Hines & Associates, LLC.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Zapata and Hines are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by Sententia Group were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 299,115 Shares owned directly by Sententia Group is approximately $689,000, including brokerage commissions.

6

CUSIP NO. 806870200

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 16, 2018, Sententia Group delivered a letter to the Secretary of the Issuer (the “Nomination Letter”) nominating Messrs. Zapata and Hines (collectively, the “Nominees”) for election to the Board at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skills sets necessary to serve as directors of the Issuer, as evidenced by their bios below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and the Board regarding opportunities to unlock significant value at the Issuer, including but not limited to changes to the composition of the Board.

Andrew P. Hines has been the Principal of Hines & Associates, LLC, a consulting firm, since 2000. Previously he served as Executive Vice President and Chief Financial Officer of Natural Markets Foods Group, a chain of organic food markets, from October 2015 to November 2016, as Executive Vice President and Chief Financial Officer of Sonar Entertainment, a developer, producer and distributer of original made-for-television movies and mini-series, from June 2011 to June 2014, and as Executive Vice President and Chief Financial Officer of World Color Press Inc. (f/k/a Quebecor World), a provider of high-value and comprehensive print, digital, and related services to businesses worldwide, from September 2009 to June 2010. Additionally, Mr. Hines served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals, from October 2005 to September 2006, as Executive Vice President & Chief Financial Officer of Onboard Marine Corporation, a marine engine and boat manufacturer, from 1997 to 2000, and as Senior Vice President & Chief Financial Officer of F.W. Woolworth Company, a retail company and one of the original pioneers of the five-and-dime store, from 1994 to 1997. Mr. Hines also served as the Senior Vice President & Chief Financial Officer of Adidas, USA, the North American division of Adidas AG (ETR: ADS), a multinational corporation that designs and manufactures shoes, clothing and accessories, from 1989 to 2002, and in various senior financial positions with RJR Nabisco, Inc., formerly a conglomerate that sold tobacco and food products, from 1976 to 1989. Mr. Hines has served as a director for Tronox Limited (NYSE: TROX), a worldwide chemical company, since 2012, Intermap Technologies (TSE: IMP), a geospatial industry leader that provides location-based solutions with its powerful suite of software applications, since July 2016. Mr. Hines was previously a director with C&D Technologies, Inc., a storage battery manufacturing company and a director of Superior Essex, Inc., one of the largest wire and cable manufacturers, from November 2003 to 2007. He is a member of the American Institute and New York Society of Certified Public Accountants. Mr. Hines has a B.B.A. from St. John's University and attended Harvard University Management Consulting.

Michael R. Zapata has been the Founder and Managing Member of Sententia Capital Management, LLC (“Sententia Capital”), a value investing focused investment management firm, since 2012. His experience prior to Sententia Capital featured extensive leadership roles during his nearly 10 years of service in the U.S. Navy. During his service from 2001 to 2010, he held various leadership roles during the Global War on Terror, including Troop Commander for the nation’s premiere SEAL assault force. Deploying to locations including Iraq, Afghanistan, Africa, the Middle East and the Arabian Peninsula, he brings valuable insight and expertise in intelligence fusion, operational execution, strategic planning and risk mitigation. Mr. Zapata has served as a director on Intermap Technologies (TSE: IMP), a geospatial industry leader that provides location-based solutions with its powerful suite of software applications, since 2016. He also serves as a director of Tip of the Spear Foundation, a non-profit dedicated to supporting Elite Operators and their families during times of need. Mr. Zapata received his B.S. from Texas A&M University, where he was recognized an Dougherty Award Recipient. He received his M.B.A. from Columbia University as a student in the Heilbrunn Center for Value Investing.

7

CUSIP NO. 806870200

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,994,545 Shares outstanding as of July 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on August 3, 2018.

A.	Sententia Group
(a)	As of the close of business on August 20, 2018, Sententia Group beneficially owned 299,115 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 299,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,115
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Sententia Capital
(a)	Sententia Capital, as the general partner of Sententia Group, may be deemed the beneficial owner of the 299,115 Shares owned by Sententia Group.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 299,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,115
4. Shared power to dispose or direct the disposition: 0

(c)	Sententia Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Zapata
(a)	Mr. Zapata, as the Managing Member of Sententia Capital, may be deemed the beneficial owner of the 299,115 Shares owned by Sententia Group.

Percentage: Approximately 7.5%

8

CUSIP NO. 806870200

(b)	1. Sole power to vote or direct vote: 299,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,115
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Zapata has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sententia Group during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Hines
(a)	As of the close of business on August 20, 2018, Mr. Hines did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hines has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 16, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Sententia Capital agreed to pay all approved expenses incurred by the parties in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among Sententia Group, LP, Sententia Capital Management, LLC, Michael R. Zapata and Andrew P. Hines, dated August 16, 2018.
99.2	Power of Attorney for Andrew P. Hines, dated August 16, 2018.

9

CUSIP NO. 806870200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

SENTENTIA GROUP, LP
By:	Sententia Capital Management, LLC, its general partner

By:	/s/ Michael R. Zapata
	Name:	Michael R. Zapata
	Title:	Managing Member

SENTENTIA CAPITAL MANAGEMENT, LLC

By:	/s/ Michael R. Zapata
	Name:	Michael R. Zapata
	Title:	Managing Member

/s/ Michael R. Zapata
Michael R. Zapata Individually and as attorney-in-fact for Andrew P. Hines

10

CUSIP NO. 806870200

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SENTENTIA GROUP, LP

Purchase of Common Stock	200	2.41	06/18/2018
Purchase of Common Stock	100	2.47	06/19/2018
Purchase of Common Stock	200	2.44	06/25/2018
Sale of Common Stock	(35,000)	3.80	07/19/2018
Purchase of Common Stock	4,559	2.64	07/25/2018
Purchase of Common Stock	10,373	2.69	07/26/2018
Purchase of Common Stock	19,452	2.7	07/27/2018
Purchase of Common Stock	2,616	2.62	07/30/2018
Purchase of Common Stock	500	2.59	07/31/2018
Purchase of Common Stock	3,295	2.59	08/01/2018
Purchase of Common Stock	6,978	2.69	08/02/2018
Purchase of Common Stock	3,889	2.71	08/03/2018
Purchase of Common Stock	9,056	2.62	08/06/2018
Purchase of Common Stock	1,322	2.61	08/07/2018
Purchase of Common Stock	521	2.61	08/09/2018
Purchase of Common Stock	2,664	2.62	08/14/2018
Purchase of Common Stock	890	2.62	08/15/2018